

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

Via E-mail
Najeeb U. Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
24025 Park Sorrento
Suite 410
Calabasas, CA 91302

> **Re: NetSol Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 12, 2013**
> **Form 10-Q for the Quarterly Period Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 000-22773**

Dear Mr. Ghauri:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

General

1. It appears that you released financial results for the first time to the Karachi Stock Exchange on February 11, 2014.   In your response letter describe the disclosure channels you utilized and the procedures you followed in releasing this information. Please provide us with a legal analysis regarding whether that disclosure was required to comply with paragraph (e) of Rule 101 of Regulation FD.

Item 7. Management's Discussion and Analysis of Financial Condition and Plan of Operations

Results of Operations, page 23

The Year Ended June 30, 2013 Compared to the Year Ended June 30, 2012

2.   There are several instances where there have been material changes but you do not provide corresponding quantitative or qualitative analysis for each source that contributed to the change. For example, you disclose on page 24 that services income increased by 26.71% from $18,538,893 to $23,490,243 without describing the underlying circumstances that contributed to the change. In future filings please enhance the discussion of the underlying business that contributed to material changes in the periods presented. Please see Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 25

3.   Please tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

4.   Please tell us your consideration of providing disclosures to describe how earnings and cash are transferred to and from your subsidiaries and VIEs to your offshore companies and parent (e.g., dividend payments, fees and reimbursements). Your disclosure should explain how earnings of the subsidiaries and VIEs flow through your corporate structure and highlight any restrictions on your ability to transfer cash flows from your subsidiaries. In addition, your liquidity disclosures should quantify the amount of statutory and restricted reserve requirements as well as describe the costs that would be incurred to transfer cash from your foreign subsidiaries and VIEs. We refer you to the Instructions to Item 303(a) of Regulation S-K.

5.   Please tell us your consideration of disclosing how you determine your days sales outstanding. In this respect, you should clarify whether revenues in excess of billings are included in your days sales outstanding calculation.

Item 15. Exhibits and Reports on Form 8-K, page 49

6.   It appears there are registration statements on Forms S-3 and S-8, including File Nos. 333-177483, 333-140248, 333-142054, and 333-133070, that were declared effective, have not been withdrawn, and that incorporate by reference your most recent Form 10-

K. You have not, however, included a written consent from your independent auditors to the use of their report in your shelf registration statements. Please file a written consent as that conforms to the requirements of Item 601(b)(23)(ii) of Regulation S-K and Rule 436 of Regulation C. With respect to your Form S-3, file number 333-177483, please tell us the transaction requirement you believe you satisfied as of the filing date of the Form 10-K and analyze whether all of the registrant requirements were met at that date. See Question 114.04 of the Securities Act Forms C&DIs, dated May 16, 2013.

7. Please tell us whether any sales have been made under your registration statement on Form S-3 since the last amendment to the above-referenced Form S-3 on September 5, 2012.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

(A) Principles of Consolidation, page F-9

8. Please tell us your consideration of disclosing the amount of net assets from your relevant subsidiaries and VIEs that are free of restriction. We refer you to Rule 4-08(e)(1) of Regulation S-X. Please describe any restrictions on transferring net assets to the parent.

9. Tell us how you determined whether you are the primary beneficiary of a VIE. Provide your analysis that demonstrates that you do control a VIE. We refer you to ASC 810-10-25-38. Further, clarify whether you have variable interest in a VIE and whether you are not the primary beneficiary.

10. Please expand your disclosure to present the carrying amounts and classification of the VIEs' assets and liabilities on a disaggregated basis, including the intercompany payable to you for accrued service fees. In addition, disclose how your involvement with the VIEs affects your cash flows. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

(K) Software Development Costs, page F-11

11. We note that costs incurred to internally develop computer software products or to enhance an existing product are recorded as research and development costs and expensed when incurred until technological feasibility for the respective product is established. Please tell us your consideration of disclosing the total amount of research and development costs for each period presented. We refer you to ASC 730-10-50-1.

(P) Unearned Revenue, page F-14

12. Please clarify the nature of your unearned revenue for each period presented. In this respect, tell us the amounts of unearned revenue attributable to license fees, maintenance fees and services.

Note 9. Intangible Assets, page F-19

13. Please explain why the majority of your intangible assets will be amortized subsequent to June 30, 2018. In this respect, we note that most of the unamortized intangible assets relate to product licenses that are being amortized on a straight-line basis over their respective lives, which is currently a weighted average of approximately 8 years. As part of your response, provide us with your calculation of how you determined the future amortization expense for the next five years and thereafter. In addition, describe how you calculated the weighted average live of 8 years.

Note 16. Income Taxes, page F-25

14. We note the caption in your effective income tax rate reconciliation for foreign earnings taxed at different rates. Please clarify what the foreign rate differential represents in each year presented. As part of your response, explain how the foreign rate differential is determined.

15. We note that you have not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries because you intend to permanently invest outside the United States. Please tell us what consideration you gave to disclosing the amount of the unrecognized deferred tax liability, if practicable, or a statement that such determination is not practicable. We refer you to ASC 740-30-50-2(c).

Note 20. Segment Information and Geographic Areas, page F-38

16. Please reconcile your revenues from unaffiliated customers in each global region or segment to your geographic information by country for each period presented. Explain why these amounts are different for the same region.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Consolidated Financial Statements

Note 9. Goodwill, page 11

17. We note that there has been a significant decline in your market capitalization and revenues since your fiscal year end and it appears that your market capitalization was

below the carrying amount of your net assets as of December 31, 2013. As a result, this may be a triggering event which would require you to reassess your goodwill for impairment pursuant to ASC 350-20-35-30 and ASC 350-20-35-3C(g). Please tell us what consideration you have given to reassessing your goodwill for impairment as of December 31, 2013. If you did not perform the first and second steps of the goodwill impairment test on an interim basis because you determined that it is not more likely than not that the fair value of your reporting units are less than their carrying amounts, please provide us with your analysis supporting this determination. To the extent that an impairment test was performed, tell us how you determined that no impairment existed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters.   If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief